                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                        TO RULES 13d-1(b) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 0)

                           Argosy Education Group, Inc
                         ------------------------------
                                (Name of Issuer)

                              CLASS A Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                     040222101
                              -----------------------
                                  (CUSIP Number)

                                     8/31/99
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

                      [Continued on the following page(s)]

                                Page 1 of 6 Pages

--------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         STATE RETIREMENT AND PENSION SYSTEM OF MARYLAND
         52-1323466

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[   ]
                                                        (b)[   ]
----------------------------------------------------------------
3.       SEC USE ONLY

----------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         MARYLAND
----------------------------------------------------------------
                                      5.       SOLE VOTING POWER

                                               306,000
     NUMBER OF                        --------------------------
     SHARES                           6.       SHARED VOTING POWER
     BENEFICIALLY
     OWNED BY                                  0
     EACH                             -----------------------------
     REPORTING                        7.       SOLE DISPOSITIVE POWER
     PERSON
     WITH                                      0
                                      -----------------------------
                                      8.       SHARED DISPOSITIVE POWER

                                               306,000
---------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         306,000
---------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                 [   ]
---------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         15.3%
----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         EP

                                Page 2 of 6 Pages

Item 1(a).        Name of Issuer:

                  ARGOSY EDUCATION GROUP, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  FIRST NATIONAL PLAZA, 20 SOUTH CLARK STREET 3RD FLOOR CHICAGO, IL 60603

Item 2(a).        Name of Person Filing:
                  State Retirement and Pension System of Maryland

Item 2(b).        Address of Principal Business Office or, if None,
                  Residence:

                  301 West Preston Street, Room 901 A
                  Baltimore, MD 21201

Item 2(c).        Citizenship:

                  MARYLAND

Item 2(d).        Title of Class of Securities:

                  CLASS A Common Stock

Item 2(e).        CUSIP Number:

                  040222101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) [   ] Broker or dealer registered under Section 15 of the Act;

        (b) [   ] Bank as defined in Section 3(a)(6) of the Act;

        (c) [   ] Insurance Company as defined in Section 3(a)(19) of the
                  Act;

                                Page 3 of 6 Pages

         (d) [   ] Investment Company registered under Section 8 of the
                   Investment Company Act;

         (e) [   ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

         (f) [ X ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [   ] A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);

         (h) [   ] A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

         (i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

         (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                   If this statement is filed pursuant to Rule 13d-1(c), check this box.[ ]

Item 4.  Ownership:

         (a) State Retirement and Pension System of Maryland is the beneficial owner of 306,000 shares of the Class A common stock of the Issuer.

         (b)       Percent of Class: 15.30%

         (c)       Number of shares as to which such person has:

                (i) Sole power to vote or to direct
                    the vote                                      306,000
               (ii) Shared power to vote or to direct
                    the vote                                            0
              (iii) Sole power to dispose or to direct
                    the disposition of                                  0
               (iv) Shared power to dispose or to direct
                    the disposition of                            306,000


                                Page 4 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Wellington Trust Company, NA, as investment manager to the State Retirement and Pension System of Maryland, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities as to which this Schedule is filed, and such interest relates to more than five percent of this class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.  This schedule is not being filed pursuant to

         Rule 13d-1(b)(1)(ii)(G) or Rule 13d-1(c).

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable. This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         (b) The following certification shall be included if the statement is filed pursuant to 13d-1(b):

              "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                Page 5 of 6 Pages

                                      Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By: --//Lawrence J. Bach//--
                                      Name:   Lawrence J. Bach
                                      Title   Acting Chief Investment Officer
                                      Date:   9/10/99






                                Page 6 of 6 Pages